Exhibit 99.1
Studio 3 Partners L.L.C.
Financial Statements
September 30, 2010 and December 31, 2009

Studio 3 Partners L.L.C.
Index
September 30, 2010 and December 31, 2009

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Members’ Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6-9

     Report of Independent Registered Public Accounting Firm
To the Board and Members of Studio 3 Partners LLC
In our opinion, the accompanying balance sheets and the related statements of operations, changes in Members’ equity and cash flows present fairly, in all material respects, the financial position of Studio 3 Partners LLC at September 30, 2010 and December 31, 2009, and the results of its operations and its cash flows for the nine month period ended September 30, 2010, the twelve month period ended December 31, 2009 and the period from April 18, 2008 (date of inception) to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP
New York, New York
February 22, 2011

Studio 3 Partners L.L.C.
Balance Sheets
September 30, 2010 and December 31, 2009

	September 30,	December 31,
(in thousands)	2010	2009

Assets
Current assets
Cash and cash equivalents	$6,122	$9,211
Program rights	93,962	97,603
Accounts receivable	6,565	27
Prepaid expenses and other assets	215	985

Total current assets	106,864	107,826

Non-current assets
Program rights	85,869	56,585

Total assets	$192,733	$164,411

Liabilities and Members’ Equity
Current liabilities
Accounts payable and accrued expenses	$4,208	$3,706
Related party service fee payable	—	11,668
Program rights obligations due to related parties	69,865	33,839
Other program rights obligations	498	296
Deferred revenue	36,690	—

Total current liabilities	111,261	49,509

Non-current liabilities
Program rights obligations due to related parties	4,225	14,989

Total liabilities	115,486	64,498

Commitments and contingencies (Note 5)

Members’ equity
Members’ equity interests	258,354	164,654
Accumulated deficit	(181,107)	(64,741)

Total Members’ equity	77,247	99,913

Total liabilities and Members’ equity	$192,733	$164,411

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Operations
Nine Months Ended September 30, 2010, Year Ended December 31, 2009 and
Period from April 18, 2008 (inception) through December 31, 2008

			April 18, 2008
	Nine Months		(inception)
	Ended	Year Ended	through
	September 30,	December 31,	December 31,
(in thousands)	2010	2009	2008

Revenues	$46,448	$27	$—

Expenses
Operating expenses (including related party programming expense of $128,471, $35,151 and $0, respectively)	147,274	44,501	260
Selling, general and administrative expenses (including related party service fees of $11,959, $10,205 and $1,463, respectively)	15,549	16,890	3,326

Total expenses	162,823	61,391	3,586
Operating loss	(116,375)	(61,364)	(3,586)
Interest expense	—	(154)	—
Interest income	9	44	319

Loss before provision for income taxes	(116,366)	(61,474)	(3,267)
Provision for income taxes	—	—	—

Net loss	$(116,366)	$(61,474)	$(3,267)

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Changes in Members’ Equity
Nine Months Ended September 30, 2010, Year Ended December 31, 2009 and
Period from April 18, 2008 (inception) through December 31, 2008

	Members’		Total
	Equity	Accumulated	Members’
(in thousands)	Interests	Deficit	Equity

Balance at April 18, 2008 (inception)	$—	$—	$—
Member contributions	36,000	—	36,000
Net loss		(3,267)	(3,267)

Balance at December 31, 2008	36,000	(3,267)	32,733
Member contributions	128,654	—	128,654
Net loss	—	(61,474)	(61,474)

Balance at December 31, 2009	164,654	(64,741)	99,913
Member contributions	93,700	—	93,700
Net loss	—	(116,366)	(116,366)

Balance at September 30, 2010	$258,354	$(181,107)	$77,247

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Cash Flows
Nine Months Ended September 30, 2010, Year Ended December 31, 2009 and
Period from April 18, 2008 (inception) through December 31, 2008

			April 18, 2008
	Nine Months		(inception)
	Ended	Year Ended	through
	September 30,	December 31,	December 31,
(in thousands)	2010	2009	2008

Cash flows from operating activities
Net loss	$(116,366)	$(61,474)	$(3,267)
Adjustments to reconcile net loss to net cash used in operating activities
Programming amortization	133,539	37,559	—
Changes in assets and liabilities
Program rights, net	(129,921)	(112,789)	(29,834)
Accounts receivable	(6,538)	(27)
Prepaid expenses and other	770	(917)	(68)
Accrued expenses	502	2,824	882
Related party service fee payable	(11,668)	10,205	1,463
Deferred revenue	36,690
Other, net	—	154	—

Net cash used in operating activities	(92,992)	(124,465)	(30,824)

Cash flows from financing activities
Capital contributions from members	89,903	128,500	36,000

Net cash provided by financing activities	89,903	128,500	36,000

(Decrease) / Increase in cash and cash equivalents	(3,089)	4,035	5,176

Cash and cash equivalents
Beginning of period	9,211	5,176	—

End of period	$6,122	$9,211	$5,176

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
September 30, 2010 and December 31, 2009

1.	Description of Business

Studio 3 Partners, LLC, a limited liability company (“Studio 3” or “the Company”), was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc., and Lions Gate Films Inc. (collectively, the “Members”). The Company began operations immediately following its formation. The Company operates a premium Pay TV cable and satellite service, branded as “Epix”, which currently exhibits feature film content, primarily licensed from the Members’ film studios as well as other content from third parties. The service is sold to multichannel television distributors for distribution as linear television, subscription video on demand and online services. The service is currently available in the United States, the District of Columbia, Puerto Rico and Bermuda. The Company also generates revenues through the licensing of content to digital distributors.

From inception through December 31, 2009, the Company was a development stage enterprise and substantial doubt existed about the Company’s ability to continue as a going concern as management had not yet established ongoing revenue sources sufficient to cover its programming and other operating costs. During Fiscal 2010, the Company expanded the number of multi-channel television distributors who carry the Company’s Epix service and entered into the licensing of content via a multi-year digital distribution arrangement. As a result of the significant revenues expected to be generated from these contractual arrangements, the Company is no longer considered to be in the development stage and management projections indicate that the Company’s revenue sources will be sufficient to meet the cash flow needs of the business through September 30, 2011. Accordingly, the accompanying financial statements have been prepared on the basis that the Company will continue as a going concern.
Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Change in Fiscal Year

In 2010, the Company changed its fiscal year end to September 30 from December 31. The Company made this change to better align its financial reporting period, as well as its annual planning and budgeting process, with the business cycle of the Company’s largest shareholder. As a result of this change, the Financial Statements include the Company’s financial results for the nine-month transition period of January 1, 2010 through September 30, 2010. The unaudited comparative information for the nine months ended September 30, 2009 is included in Note 6. The year ended December 31, 2009 reflects the twelve-month results of the calendar year and the period ended December 31, 2008 reflects the results of the period from April 18, 2008 (inception) to December 31, 2008.

Subsequent Events

The Company has performed an evaluation of subsequent events through February 22, 2011, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
September 30, 2010 and December 31, 2009

Revenue Recognition

Revenues from cable and satellite affiliate fees related to the Company’s cable programming services are recognized as services are provided.

Revenues from the licensing of content to digital distributors are recognized upon availability for airing by the licensee. Certain of the Company’s contracts with digital distributors include requirements for a minimum number of feature film titles to be provided over contract intervals, as well as other performance commitments. Recognition of revenues subject to these commitments is deferred until such performance obligations are satisfied. As of September 30, 2010, the Company’s deferred revenue balance was $36.7 million in connection with contracts with performance commitments.

Five customers accounted for approximately 98% of total revenue for the nine months ended September 30, 2010. These five customers also accounted for approximately 96% of accounts receivable, net as of September 30, 2010.

Program Rights

The Company acquires rights to exhibit programming on various distribution platforms through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Program rights and related liabilities are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing. Net realizable value of acquired rights programming is evaluated by the Company on a daypart basis, which is defined as an aggregation of programs of a similar type.

The cost of a program is allocated between digital and linear television rights. Digital rights are amortized in accordance with the ratio of current period to estimated total revenues to be generated from the digital exploitation of the programming. Linear television rights are amortized on a program-by-program basis over the license term based on the actual airings of the program as a percentage of the total expected airings of the program through the term of the license agreement. Program rights are classified as current if the asset is to be amortized within the next year.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred total advertising costs of $0.6 million, $2.9 million and $0 in 2010, 2009 and 2008, respectively.

Income Taxes

The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company’s Members are taxed on their allocable share of the Company’s income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax. As the Company generated net losses for the nine months ended September 30, 2010, the year ended December 31, 2009 and the period April 18, 2008 to December 31, 2008, there is no tax owed for these periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available to the Company. Actual results could differ from those estimates.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
September 30, 2010 and December 31, 2009

3.	Related Party Transactions

The Company engages in various business relationships with certain Members and their affiliates. The nature and amounts of the significant transactions are disclosed below.

The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses pay television exhibition rights and digital distribution rights from the Members. The per title cost payable by the Company to each Member for titles released between 2008 through 2013 is calculated via a contractual determined formula driven by a title’s domestic box office performance. For the nine months ended September 30, 2010, the year ended December 31, 2009 and the period ended December 31, 2008 the Company incurred $128.5 million, $35.1 million and $0 million of related party programming expense, respectively. The Company held related party program rights of $178.6 million, and $153.3 million and had related party program rights obligations of $74.1 million and $48.8 million pursuant to the licensing of these rights at September 30, 2010 and December 31, 2009, respectively.

The Company entered into a service agreement with MTV Networks, a wholly owned subsidiary of Viacom Inc., effective the date the Company was formed, for the period through December 31, 2013. The fees associated with the services agreement, which are contractually stipulated and disclosed parenthetically in the Statements of Operations, are incurred for signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services.

4.	Members’ Interests

Upon formation of the Company on April 18, 2008, the Company allocated 100% of the equity interests in Studio 3 Partners LLC in return for committed Member funding contributions of $110 million. The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members.

Of the $110 million of committed funding, $36 million was contributed in 2008 and $74 million was contributed in 2009. Certain of the Members made additional optional contributions of $54.7 million in 2009 and $93.7 million during the nine months ended September 30, 2010. Of the $93.7 million of Member contributions in 2010, $3.8 million was credited to Members’ Equity in exchange for the forgiveness of $3.8 million in program rights obligations due to related parties.

At September 30, 2010 and December 31, 2009 the ownership interest in the Company was as follows:

	2010	2009

Metro-Goldwyn-Mayer Studios Inc.	19.09%	19.09%
Lions Gate Films Inc.	31.15%	31.15%
Viacom Inc. and affiliates	49.76%	49.76%

Total	100.00%	100.00%

The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member’s representatives must vote together and each Member’s representatives collectively have one vote.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
September 30, 2010 and December 31, 2009

5.	Commitments and Contingencies

The Company’s commitments primarily consist of commitments to purchase program rights from the Members for the period through December 31, 2013 and related party service fee commitments through December 31, 2013. These arrangements result from the Company’s ordinary course of business and represent obligations that are payable over several years. At September 30, 2010, the Company had recorded on the balance sheet program rights obligations of $74.6 million. Annual payments that are reasonably estimable relating to these recorded commitments and obligations which are not reflected on the balance sheet at September 30, 2010 are as follows:

(in thousands)

2011	$248,790
2012	110,831
2013	26,177
2014	8,413
2015	1,985
Thereafter	2,067

$398,263

The amounts enumerated above include all titles which have been released theatrically through February 22, 2011. On an annual basis, the Company is committed to license up to 20 newly released titles per Member through December 31, 2013 based on the terms of the licensing agreements. Such commitments cannot be reasonably estimated at this time as the titles have not yet been released theatrically.

6.	Transition Period Comparative Data

	Nine Months Ended September 30,
	2010	2009
(in thousands)		(Unaudited)

Statement of Operations data
Revenues	$46,448	$—
Operating loss	(116,375)	(14,043)
Net loss	(116,366)	(14,002)

Statement of Cash Flows data
Net cash used in operating activities	(92,992)	(50,190)
Net cash flow provided by financing activities	89,903	58,500
(Decrease) / increase in cash and cash equivalents	(3,089)	8,310